February 25, 2009

Mail Stop 4561
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention:  Karl Jin, Esq.

Re:	Yucheng Technologies Limited Form 20-F for the fiscal year ended December 31, 2007 Filed May 5, 2008 File No. 1-33134

Dear Ms. Jin:

The company, Yucheng Technologies Limited, requests a response date of March 20, 2009, to the letter of the Staff of the SEC dated February 17, 2009.  The request for additional time is due to the time required of the review work by our external auditor.

For future communications, the best fax number to use to contact Mr. Remington Hu, the Chief Financial Officer and the undersigned is 86 10 59137800, and the telephone number for the undersigned is 86 10 59137888.  It may also help to send a copy of your correspondence to our counsel in the United States, Mr. Andrew Hudders, Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, 40th Floor, New York, New York 10022, Telephone: (212) 907-7349 and Fax:  (212) 754-0330.

Thank you very much.

Sincerely,

/s/ Remington Hu
Remington Hu,
CFO